Suite 400 - 570 Granville Street
Vancouver, BC V6C 3P1 Canada
Telephone: (604) 689-1022
Facsimile: (604) 681-4760
www.macdonaldtuskey.com

Reply Attention of	William L. Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	12016-001

November 5, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Pamela Long
Assistant Director

Dear Sirs:
	Re:	Essential Innovations Technology Corp. (the “Company”)
Registration Statement on Form S-1
Filed September 26, 2012
File No. 333-184116

We are the solicitors for the Company. We refer to your letter of October 19, 2012 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed September 26, 2012. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.

Comment: Given the amount and nature of your current assets and operations, it appears that Essential Innovations Technology Corp. is a shell company, as defined in Rule 405 of Securities Act of 1933. Please note our position that the resale of shares of a shell company constitutes an indirect primary offering by the issuer. This position is based on SEC Release No. 33-8869 (2007), which makes clear that Rule 144 is not available for the resale of securities initially by shell companies. Please also see Rule 144(i). Therefore, we ask that you revise your cover page, plan of distribution and other disclosures throughout the prospectus to:

State that you are a shell company;

Indicate that the selling shareholders "are underwriters", and

Fix the offering price for the duration of the offering.

Response: We have made the required revisions throughout the Prospectus.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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2.

Comment: We note that since inception you have had minimal operations, no sales, revenues or employees. In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your registration statement to comply with Rule 419 of Regulation C. Otherwise, please explain why Rule 419 does not apply to this offering.

Response: The Company does not believe that it is a “blank check company” as described under Rule 419 of the Securities Act of 1933, as amended. Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended (the “Securities Act”), defines a “blank check company” as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." The Company does not believe that is a blank check company subject to the provisions of Rule 419, pursuant to the definition of “blank check Company” under Rule 419.

Specifically, the Company has a business plan relating specifically to develop the acquired technologies as described under “Description of Business” in the Registration Statement. Further, the Company has never indicated that its business plan is to engage in a merger or acquisition with an unidentified company, entity or person. While the Company is considered a development stage company, as defined in Rule 1-02(h) of Regulation S-X, the Company is not a “blank check company” as it has a specific business plan and its it has no current plans to “engage in a merger or acquisition with an unidentified company,” entity or person.

Although we agree that we are a development stage company, as defined in that Rule 1- 02(h), we do not believe we are a blank check company, because we have a specific business plan and are still in our start-up phase of operations.

For the reasons stated above, we believe we are not a blank check company, as contemplated by the provisions of Rule 419, and we should not be considered as such.

Prospectus Cover Page

3.	Comment: Please revise your disclosure to include the selling stockholders' anticipated net proceeds from the offering on an aggregate basis. Refer to Item 501(b)(3) of Regulation S-K.

Response: We have made the requested revision to the cover page.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Prospectus Summary, page 6

Prospective investors are urged to read this prospectus…, page 6

4.

Comment: We note disclosure in the first paragraph that you acquired the intellectual property. Please revise to disclose, if true, that you acquired the exclusive rights to the intellectual property from Vortex Energy Research Inc., a company controlled by the father of your sole officer and director and that such company retains the ownership of the intellectual property. Also, please revise to disclose the stock and options issued by further payments due to Vortex Energy Research Inc. as consideration for the acquisition of these rights.

Response: We have added the following disclosure to the prospectus summary:

“We acquired the exclusive worldwide manufacturing, distribution and applications rights to the technologies described further in this prospectus from Vortex Energy Research Inc., a company owned by the father of our sole officer and director. For the exclusive rights to the IP, we issued 1,000,000 shares of our common stock and options to acquire a further 500,000 shares of our common stock at $0.25 per share for a period of five years. We also agreed to a cash investment towards the on-going technology development of $100,000 CAD on or before Jan. 1, 2013, and an additional $400,000 CAD, on or before June 1, 2013. Future sales of the technologies will be subject to a royalty of three percent from every unit sold individually for an indefinite period of time; with such royalty based on the selling price of the technologies only, whether sold individually or as part of another piece of equipment.”

5.	Comment: Please include the telephone number of your principal executive offices. See Item 503(b) of Regulations S-K.

Response: We have included our phone number in the prospectus summary section. We have also updated our phone number on the front page of the registration statement.

Risk Factors, page 9

6.

Comment: Please include risk factor disclosures regarding your proposed operations in China. For example, you should discuss the potential impact of Chinese regulations applicable to foreign companies operating in China in general and specifically to the laws and regulations applicable to foreign invested companies, failure to comply with U.S. and Chinese import and export laws, if applicable, and the potential impact of the Chinese government's control of currency conversion and restrictions on dividends and your ability to transfer funds out of China.

Response: We have added a number of risk factors which relate to potential operations in China.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Determination of Offering Price, page 15

7.	Comment: Please describe the factors used to determine the fixed offering price at which selling shareholders must sell their shares. See Item 505(a) of Regulation S-K.

Response: We have provided additional disclosure relating the determination of the offering price in the amended S-1 filed concurrently with this response.

Selling Security Holders, page 15

8.	Comment: Please disclose in greater detail the nature of the consulting services received by the company in exchange for the shares issued in October 15, 2011 and January 15, 2012.

Response: We have updated this disclosure with the nature of consulting services provided.

Business Description, page 23

9.

Comment: Please disclose that you are a development stage company with no revenues, you have net losses and you have not yet commenced the sales, manufacturing or the production of any products. Also, we note disclosure that you will focus on the desalination capabilities of the technology for Technology A and the mechanical heating and transport of fluids for Technology B. Please describe in clear, concise, non-technical language the business in which you are engaged or intend to engage. Your current disclosure does not provide sufficient information for the reader to understand your intended business, including your potential products and your target customers.

Response: We have provided the following additional disclosure on the plans for our technologies:

“Our intentions are to develop these technologies to the point where they will be commercially viable for us to license to manufacturers who make equipment for the heating of water or desalination (Technology A), as well as industry which requires the transportation and heating of large amounts of liquids. If we develop our technologies in accordance with our current plans, and they are accepted by industry as commercially viable, we believe that we will be able to license them in a number of ways and collect revenue from the licensing stream. At this point however, the technologies are in their initial stages and we have recently made patent application to the US Patent and Trademark office. There can be no assurance that we will be able to develop our technologies to the point where they will be commercially viable to license.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Competitive Business Conditions, page 25

10.

Comment: We note disclosure that you intend to discuss joint venture or partnership possibilities with potential candidates and you have engaged the efforts of third-party sources in various global markets. Please disclose whether you have identified joint venture and partnership candidates, describe in greater detail the role of the third-party sources and your plans to establish multiple pilot project sites for the different technologies.

Response: We have added the following disclosure:

“We do not yet have any definitive joint venture or partnership relationships in place and we cannot be certain that any will materialize. We have recently had contact with an environmental solutions provider headquartered in the Philippines and we are in initial discussions with this group regarding the launching of a pilot project on Technology A at some time in 2013. We have also started discussions with a renewable energy focused development company, headquartered in India. These early discussions are premised on the possibility of deploying Technology B on a pilot basis on one of their upcoming projects in the next 12 months. Neither of these relationships have resulted in any definitive agreements to move forward and we cannot be certain that any agreements will materialize.”

Legal Proceedings, page 27

11.	Comment: Please disclose the relief sought in the November 14, 2007 legal proceeding.

Response: We have added disclosure that general damages for breach of contract were sought.

Management's Discussion and Analysis, page 30

12.	Comment: Please discuss in reasonable detail the specific steps you must take to become operational, and the anticipated timeline for taking these steps.

Response: We have added additional disclosure in the form of a plan of operations for the next 24 months.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Involvement in Certain Legal Proceedings, page 36

13.	Comment: Please confirm to us that your sole director and officer "has" been involved in the proceedings outlined in the registration statement.

Response: This was a typo. The Company’s sole director and officer has not been involved in the proceedings outlined in the registration statement and we have revised the registration statement accordingly.

Other Directorship, page 36

14.	Comment: Please revise to clearly disclose whether your sole director holds any other directorships.

Response: We have revised this disclosure to specify that our sole director does not hold any other directorships.

Conflicts of Interest, page 36

15.

Comment: Please disclose whether your sole officer and director works on your business full time and if not, the percentage of time he spends on your business. If your sole officer and director does not devote his full time to your business, please include separate risk factor disclosing that your sole officer and director does not devote his full time to your business. Also, please include a risk factor regarding the conflicts of interest of your sole officer and director as well as other entities to which he may owe a fiduciary duty.

Response: We have added disclosure that we anticipate Mr. McDiarmid spending approximately 50% of his working time on our affairs. We have also added the following risk factor:

“Our sole officer and director will allocate some portion of his time to other businesses thereby causing conflicts of interest in his determination as to how much time to devote to our affairs as well as other matters.

Jason McDiarmid, our current sole executive officer and director, is not required to commit his full time to our affairs, which could create a conflict of interest when allocating his time between our operations and his other commitments. He is not obligated to devote any specific number of hours to our affairs, but it is estimated that he will devote approximately 20 hours per week on our business.

Mr. McDiarmid is an entrepreneur and gets involved in ventures relating to new technologies in fields that do not compete with our business. However, if his other activities require him to devote more substantial amounts of time to them, it could limit his ability to devote time to our affairs and could have a negative impact on our ability to pursue our business plan. Additionally, Mr. McDiarmid and future company officers and directors may become aware of business opportunities that may be appropriate for presentation to us and the other entities to which they owe fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. We cannot assure anyone that these conflicts will be resolved in our favor.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Certain Relationships and Related Party Transactions, page40

16.	Comment: Please revise to include the royalty payments disclosed in Note 2 on page F-22.

Response: We have revised the disclosure in this section to mirror that of Note 2 on page F- 22.

Recent Sales of Unregistered Securities, page 43

17.

Comment: We note disclosure that the shares were issued with a Rule 144 restrictive legend. Please be advised that to the extent that the shares being offered by the selling stockholders constitute shares issued by a shell company, your disclosure must be revised to discuss the restrictions imposed upon resales pursuant to Rule 144 that apple if the company is classified as a shell company. Refer to Rule 144(i).

Response: We have added the following disclosure regarding Rule 144:

“SPECIAL RULE 144 PROVISIONS FOR "SHELL COMPANIES"

The provisions of Rule 144 are not available for the resale of securities initially issued by a "shell company" which is defined as an issuer, other than a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation AB, that has no or nominal operations; and either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets; or an issuer that has been at any time previously an issuer described in paragraph (i)(1)(i) of Rule 144. We are such an issuer.

Notwithstanding paragraph (i)(1) of Rule 144, if the issuer of the securities previously had been an issuer described in paragraph (i)(1)(i) but has ceased to be an issuer described in paragraph (i)(1)(i); is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports, and has filed current "Form 10 information" with the SEC reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), then those securities may be sold subject to the requirements of Rule 144 after one year has elapsed from the date that the issuer filed "Form 10 information" with the SEC. The term "Form 10 information" means the information that is required by SEC Form 10, to register under the Exchange Act each class of securities being sold under Rule 144. The Form 10 information is deemed filed when the initial filing is made with the SEC.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Exhibits

18.	Comment: We note disclosure in Note 3 that you owe $491,299 to a secured lender. Please file your agreement with this lender with your next amendment.

Response: We have filed the secured note as an exhibit to the amended S-1.

Signatures, page 48

19.	Comment: Please include the city and state pursuant to the Form S-1 instructions.

Response: We have added the disclosure that the document was signed in Hong Kong – as per the Form S-1 instructions.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/sk

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.